UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 5, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 373 Class A Ordinary Shares; Series 375 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 3, LLC (the “Company” or “we”) in its Current Report on Form 1-U filed with the SEC on August 31, 2023, the Company solicited consent from the requisite number of voting shareholders of Series 330 and Series 332 (the “Prior Series”)(the “Requisite Consent”) to (i) accelerate the vesting on management fee shares previously earned, which would take effect on the last day of the calendar quarter in which we receive the requisite shareholder consent (the “Initial Vesting Date”) and (ii) amend the operating agreement, management services agreement and other applicable documents on a date or dates determined by Masterworks in its discretion (the “Amendment Effective Date”) following the date on which we receive the Requisite Consent to accelerate vesting and eliminate the vesting provisions going forward such that all management fee shares earned between the Initial Vesting Date and the Amendment Effective Date (and not otherwise subject to accelerated vesting upon a sale of an artwork) would vest as of the Amendment Effective Date and any management fee shares to be earned and issued to Masterworks after the Amendment Effective Date would not be subject to vesting restrictions.

As of September 30, 2023, Series 332 has received the Requisite Consent. Accordingly, the vesting date for all management fee shares previously earned with respect to such series as of September 30, 2023 was accelerated to September 30, 2023. All other contemplated changes will occur on a date determined by Masterworks and at such time(s), the Company will file a Form 1-U with additional information.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 5, 2023